

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2023

Paul W. Nester
President and Chief Executive Officer
RGC RESOURCES INC
519 Kimball Avenue, N.E.
Roanoke, Virginia 24016

> **Re: RGC RESOURCES INC**
> **Registration Statement on Form S-3**
> **Filed January 30, 2023**
> **File No. 333-269462**

Dear Paul W. Nester:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 or, in her absence, Mitchell Austin, Acting Legal Branch Chief, at (202) 551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Hannah T. Frank, Esq.